Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstra&szlig;e 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics to Report Fourth Quarter and Full Year Financial Results
on February 16, 2017

- Conference Call Scheduled for 8:30am ET on Thursday, February 16th

CAESAREA, Israel, February 2, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, announced today that it will report financial results for the fourth quarter and full year ended December 31, 2016, before the U.S. markets open on Thursday, February 16, 2017.

The company will host a conference call to discuss these results on Thursday, February 16, 2017, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 888-312-3052.   Participants in Israel can use the toll free dial-in number 1 80 924 5905. All other international participants can use the dial-in number 719-457-2695.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-866-375-1919 and reference the Replay Access Code: 2887710. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select 'Investor Relations.'

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646.445.4800